METROPOLITAN SERIES FUND

AMENDMENT NO. 5 TO THE INVESTMENT ADVISORY AGREEMENT

(BlackRock Capital Appreciation Portfolio)

This Amendment No. 5 to the Investment Advisory Agreement (the “Agreement”) dated October 2, 2006, as amended November 9, 2006, May 1, 2009, May 1, 2010 and January 1, 2015, by and between MetLife Advisers, LLC, (the “Adviser”), and BlackRock Advisors, LLC (the “Subadviser”) with respect to the BlackRock Capital Appreciation Portfolio, a series of the Metropolitan Series Fund, is entered into effective the 1st of December 2016.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows: Percentage of average daily net assets

Percentage of average daily net assets
BlackRock Capital Appreciation Portfolio	0.25% of first $1.5 billion of such assets plus 0.21% of such assets over $1.5 billion plus 0.19% of such assets over $2.5 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of December 2016.

METLIFE ADVISERS, LLC		BLACKROCK ADVISORS, LLC

By:	Authorized Officer	By:	Authorized Officer